UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

(Commission File No. 001-32305)

CORPBANCA
(Translation of registrant’s name into English)

Rosario Norte 660
Las Condes
Santiago, Chile
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

On April 16, 2013, CorpBanca published on its web site its monthly interim financial results as of March 31, 2013, which are attached hereto as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Eugenio Gigone
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: April 18, 2013

EXHIBIT INDEX

Exhibit	Description
99.1	Monthly interim financial results as of March 31, 2013.

Exhibit 99.1

CORPBANCA AND SUBSIDIARIES

Monthly Financial Report Summary
As of and for the month ended March 31, 2013

The interim financial information of CorpBanca as of and for the month ended March 31, 2013 has been published on our website in accordance with circular No. 18 of the Superintendency of Banks and Financial Institutions dated September 1, 2008.

The unaudited financial information included herein has been prepared in accordance with the generally accepted accounting principles in Chile and the regulations of the Superintendency of Banks and Financial Institutions.

CONSOLIDATED BALANCE SHEET (PRINCIPAL ITEMS)
MCh$
Total loans	10,094,328
Total assets	13,340,035

Current accounts and demand deposits	1,318,360
Time deposits and savings accounts	6,638,416
Borrowings from financial institutions	952,658
Debt issued	2,305,073

Equity	1,274,782
Attributable to:
Bank equity holders	1,223,196
Minority interest	51,586

CONDENSED CONSOLIDATED INCOME STATEMENT
MCh$
Total operating revenue	121,682
Provisions for loan losses	(20,770)
Operating expenses	(66,237)
Operating income	34,675

Income attributable to investments in other companies	592
Income before taxes	35,267
Income taxes	(5,699)
Net income for the period	29,568

Bank equity holders revenue	28,839
Minority interest revenue	729

This financial information shall be considered provisional until the official figures are published by the Superintendency of Banks and Financial Institutions.

Juan Antonio Vargas Matta	Fernando Massu T.
Accounting Manager	Chief Executive Officer